                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2001

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from _____________ to ______________

                         COMMISSION FILE NUMBER 0-19969

                  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        ARKANSAS BEST 401(k) SAVINGS PLAN

                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            ARKANSAS BEST CORPORATION
                             3801 OLD GREENWOOD ROAD
                           FORT SMITH, ARKANSAS 72903

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Arkansas Best 401(k) Savings Plan
December 31, 2001 and 2000, and the Year Ended December 31, 2001

                        Arkansas Best 401(k) Savings Plan

                              Financial Statements
                            and Supplemental Schedule

        December 31, 2001 and 2000, and the Year Ended December 31, 2001




                                    CONTENTS

Report of Independent Auditors...............................................1


Audited Financial Statements

Statements of Net Assets Available for Benefits..............................2
Statement of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements................................................4


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)..............10

                         Report of Independent Auditors

Investment Committee and Plan Administrator
Arkansas Best 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Arkansas Best 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                Ernst & Young LLP

Little Rock, Arkansas
May 24, 2002

                        Arkansas Best 401(k) Savings Plan

                 Statements of Net Assets Available for Benefits


                                                            DECEMBER 31
                                                        2001            2000
                                                    ------------    ------------
ASSETS
Investments:
   Mutual funds                                     $125,334,092    $145,775,379
   Common stock of Arkansas Best Corporation          12,485,055      11,164,562
   Other common stocks                                 5,047,271       5,028,665
   Other                                               3,645,164              --
   Participant notes receivable                        4,107,726       5,308,343
                                                    ------------    ------------
Total investments                                    150,619,308     167,276,949

Receivables:
   Participant contributions                              59,199         145,096
   Employer contributions                                271,176         392,719
                                                    ------------    ------------
Total receivables                                        330,375         537,815
                                                    ------------    ------------
Net assets available for benefits                   $150,949,683    $167,814,764
                                                    ============    ============


See accompanying notes.

                        Arkansas Best 401(k) Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001


Additions:
   Investment income (loss):
     Interest and dividends                                       $   1,426,887
     Net depreciation in fair value of investments                   (7,410,911)
                                                                  -------------
                                                                     (5,984,024)
Contributions:
   Employee                                                          12,306,357
   Employer                                                           3,637,904
                                                                  -------------
                                                                     15,944,261
                                                                  -------------
Net additions                                                         9,960,237

Deductions:
   Benefit payments                                                  10,123,846
   Administrative expenses                                               35,348
                                                                  -------------
Total deductions                                                     10,159,194
                                                                  -------------
Net decrease prior to transfers                                        (198,957)
Transfer of assets                                                  (16,666,124)
                                                                  -------------
Net decrease                                                        (16,865,081)
Net assets available for benefits, at beginning of year             167,814,764
                                                                  -------------
Net assets available for benefits, at end of year                 $ 150,949,683
                                                                  =============


See accompanying notes.

                        Arkansas Best 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 2001

1. DESCRIPTION OF PLAN

The following brief description of the Arkansas Best 401(k) Savings Plan (the
Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution retirement savings plan which covers eligible employees of Arkansas Best Corporation, and certain of its subsidiaries: ABF Freight System, Inc., ABF Cartage, Inc., Data-Tronics Corp., FleetNet America, LLC, Land-Marine Cargo, Inc., G.I. Trucking Company, and Best Service Corp. (collectively the Company). Effective September 1, 2001, G. I. Trucking Company (G.I.) ceased to be a participating company in the Plan and the G.I. participants became fully vested in their accounts. On November 14, 2001, investments totaling approximately $16.7 million were transferred to a successor plan, representing the fair value of the individual accounts of G.I. participants at the date of the transfer.

The Plan covers substantially all regular full-time employees of the Company, except for employees of a collective bargaining unit, casual employees (defined as part-time employees who work less than thirty hours per week) who have not completed certain levels of service, and leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute a percentage of pre-tax compensation as defined in the Plan document. Effective January 1, 1999, the Plan was amended to allow for an automatic 3% pre-tax contribution by participants who do not elect in writing to not have contributions made to the Plan. Certain participating companies provide matching contributions to encourage participation in the Plan. In addition to the matching contributions, each participating company may make an additional annual contribution at the discretion of each participating company's Board of Directors. For the year ended December 31, 2001, no additional contributions were made.

                        Arkansas Best 401(k) Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

For the year ended December 31, 2001, the Plan allowed participant and Company matching contributions as outlined in the following table:

                                                     PARTICIPANT             COMPANY MATCHING
            PARTICIPATING COMPANY                    CONTRIBUTION              CONTRIBUTION
            ---------------------                    ------------            ----------------
Arkansas Best Corporation                             1% to 15%            50% of the first 6%
Data-Tronics Corp.                                    1% to 15%            50% of the first 6%
ABF Cartage, Inc.                                     1% to 15%            50% of the first 6%
ABF Freight System, Inc.                              1% to 15%            50% of the first 6%
Land-Marine Cargo, Inc.                               1% to 15%            50% of the first 6%
G.I. Trucking Company                                 1% to 20%            50% of the first 3%
FleetNet America, LLC                                 1% to 20%            No match
Best Service Corp.                                    1% to 15%            100% of the first 4%

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of (a) the matching contributions and any discretionary contributions and (b) Plan earnings and is charged with benefit payments and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

VESTING

Participants are immediately vested in their contributions plus earnings thereon. The value of the matching contributions and earnings becomes 100% vested after five years of service with the Company, or upon total or permanent disability, or upon the death of the participant. Forfeitures of non-vested amounts are used to reduce the future matching contributions.

                        Arkansas Best 401(k) Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT NOTES RECEIVABLE

Participants may borrow from their accounts, subject to a minimum of $1,000 and a maximum calculated as the lesser of: (a) 50% of the participant's vested account balance or (b) $50,000 reduced by the participant's highest loan balance in the preceding twelve-month period. Loan terms generally range from one to five years; however, if the loan is for the purchase of a primary residence, the repayment period may range from one to ten years.

Each loan is secured by 50% of the balance in the participant's account and bears interest at a rate commensurate with local prevailing rates. Interest rates range from 8% to 11%. Repayment is made through payroll deductions.

PAYMENT OF BENEFITS

Upon termination of service, a participant or the designated beneficiary will receive a lump-sum amount equal to the value of the participant's vested account balance at the date of termination.

ADMINISTRATIVE EXPENSES

All investment-related administrative charges are paid by the Plan as provided in the Plan document. All audit, legal, and consulting fees incurred by the Plan are paid by the Company.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan and the Trust at any time, by action of the Board of Directors and subject to the provisions of ERISA. The accounts of all participants affected by a termination will become nonforfeitable as of the date of termination. In the event of Plan termination, all participants will become 100% vested in their accounts.

                        Arkansas Best 401(k) Savings Plan

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Common stocks are valued at the closing market price of the principal market on which the stock is traded. Mutual fund shares are valued based on published market prices, which represent the net asset values of shares held by the Plan at year-end. The participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest and dividends are recorded on the accrual basis.

3. INVESTMENTS

The Plan's investments are held in the Arkansas Best Corporation and Affiliates Employees' Investment Trust No. 1 (the Trust). The trustee for the Plan's investments is Fidelity Management Trust Company (Fidelity).

                        Arkansas Best 401(k) Savings Plan

3. INVESTMENTS (CONTINUED)

During 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated as follows:

                                                                  NET DEPRECIATION
                                                                  IN FAIR VALUE OF
                                                                    INVESTMENTS
                                                                  ----------------
Mutual funds                                                        $(5,674,996)
Common stocks                                                        (1,735,915)
                                                                    -----------
                                                                    $(7,410,911)
                                                                    ===========

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                                                     DECEMBER 31
                                                                                        2001
                                                                                     -----------
Fidelity Retirement Money Market Portfolio                                           $19,880,916
Fidelity Freedom 2010 Fund                                                            14,680,983
Fidelity Magellan Fund                                                                53,510,853
Fidelity Spartan U.S. Equity Index Fund                                               10,212,408
Fidelity Capital Appreciation Fund                                                    10,185,179
Common stock of Arkansas Best Corporation                                             12,485,055

                                                                                       DECEMBER 31
                                                                                          2000
                                                                                      ------------
Fidelity Retirement Money Market Portfolio                                            $21,939,918
Fidelity Puritan Fund                                                                  15,062,038
Fidelity Magellan Fund                                                                 51,153,815
Fidelity Growth and Income Fund                                                        16,199,495
Fidelity Spartan U.S. Equity Index Fund                                                11,615,814
Fidelity Capital Appreciation Fund                                                     10,869,534
Common stock of Arkansas Best Corporation                                              11,164,562

                        Arkansas Best 401(k) Savings Plan

4. LIFE INSURANCE POLICIES

Insurance policies that were purchased under a prior option of the Plan continue to exist; however, new investments in individual or group policies are not allowed. Plan participants as of July 1, 1987, who invested in the insurance option, continue to pay premiums and receive benefits in accordance with the previously existing provisions of the Plan.

The Plan does not record any assets or liabilities in connection with the previous life insurance option. The Plan purchases individual life insurance contracts on behalf of the participants when contributions are made, with the participant's account as beneficiary. The Plan itself has no liability to pay any death benefits, because the insurance company assumes this liability upon issuance of the policies.

Upon the death of the insured, the death benefits received by the Plan from the insurance company are credited to the participant's account. The Plan cannot purchase or terminate life insurance for a participant without that participant's consent. Any cash surrender value received by the Plan upon termination of a life insurance policy is credited to the participant's account.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 26, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related Trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter; however, the Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related Trust is tax-exempt.

                        Arkansas Best 401(k) Savings Plan

          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)
                         EIN No. 71-0673405 Plan No. 002

                                December 31, 2001


 (a)                   (b)                                            (c)                           (d)          (e)
     IDENTITY OF ISSUER, BORROWER, LESSOR OR  DESCRIPTION OF INVESTMENT, INCLUDING MATURITY DATE,              CURRENT
                  SIMILAR PARTY               RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE  COST         VALUE
     ---------------------------------------  ---------------------------------------------------  ----        --------
     MUTUAL FUNDS
  *  Fidelity Management Trust Company         Retirement Money Market Portfolio                    **
                                                19,880,916 shares                                            $ 19,880,916
  *  Fidelity Management Trust Company         Capital Appreciation Fund 495,629 shares             **         10,185,179
  *  Fidelity Management Trust Company         Magellan Fund 513,441 shares                         **         53,510,853
  *  Fidelity Management Trust Company         Spartan U.S. Equity Index Fund 251,290 shares        **         10,212,408
  *  American Advantage Investment Services    American Advantage International Equity Fund
                                                63,979 shares                                       **            905,936
  *  BAMCO                                     Baron Asset Fund 61,821 shares                       **          2,748,560
  *  Fidelity Management Trust Company         Fidelity Freedom Income Fund 10,705 shares           **            117,007
  *  Fidelity Management Trust Company         Fidelity Freedom 2000 Fund 44,207 shares             **            509,268
  *  Fidelity Management Trust Company         Fidelity Freedom 2010 Fund 1,164,233 shares          **         14,680,983
  *  Fidelity Management Trust Company         Fidelity Freedom 2020 Fund 186,072 shares            **          2,340,786
  *  Fidelity Management Trust Company         Fidelity Freedom 2030 Fund 83,429 shares             **          1,047,864
  *  Fidelity Management Trust Company         Fidelity Freedom 2040 Fund 56,941 shares             **            420,791
  *  Fidelity Management Trust Company         Spartan Extnd Mkt Index Fund 32,857 shares           **            778,717
  *  Fidelity Management Trust Company         Spartan Intl Index Fund 13,298 shares                **            325,014
  *  Fidelity Management Trust Company         Fidelity US Bond Index Fund 95,444 shares            **          1,030,796
  *  Pacific Investment Management Company     PIMCO Total Return ADM Fund 634,705 shares           **          6,639,014

     COMMON STOCK
  *  Arkansas Best Corporation                 433,208 shares                                       **         12,485,055

  *  Cash and Cash Equivalents                                                                      **            320,585

     BROKERAGELINK SELF-DIRECTED ACCOUNT
  *  Fidelity Brokerage Services, LLC                                                               **          8,371,850

  *  PARTICIPANT NOTES RECEIVABLE              Notes Receivable with interest rates of 8% - 11%                 4,107,726
                                                                                                            -------------
                                                                                                            $ 150,619,308
                                                                                                            =============

*  Indicates party in interest to the Plan.
** Investments are participant directed; therefore, cost information is not applicable.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   Arkansas Best 401(k) Savings Plan



June 21, 2002                      /s/ Judy R. McReynolds
                                       Vice President and Controller

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                                     DESCRIPTION
------                                     -----------
23                               Consent of Ernst & Young LLP